MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the second quarterly period (three months ended October 31, 2004 and 2003). Monetary amounts are stated in United States (“US”) dollars unless otherwise noted.

Introduction
The Management’s Discussion and Analysis (“MD&A”) reviews Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) business and financial performance, and compares its financial results for the second quarter of fiscal 2005 (“Q2 2005”) (the three months ended October 31, 2004) with those of the second quarter of the prior year (“Q2 2004”) (the three months ended October 31, 2003). This MD&A should be read in conjunction with the Company’s interim consolidated financial statements and accompanying notes (“interim statements”).

The Company’s interim statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), reviewed by its independent auditors, and filed with appropriate regulatory bodies in Canada and the United States. The interim statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, the interim statements should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s 2004 annual report for the year ended April 30, 2004.

Pacific Rim’s shares trade under the symbol PMU on both The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

The MD&A is comprised of ten key sections that together provide a comprehensive overview and analysis of the Company’s business, technical and financial performance during the second quarters of fiscal 2005 and 2004:

1.	The Overview section recaps significant technical and financial developments.

2.	The Critical Accounting Policies and Estimates section details the Company’s key accounting policies and the estimates the Company utilizes in determining financial information.

3.	The Review of Operations and Projects outlines production from the Denton-Rawhide mine and developments at the Company’s exploration projects.

4.	The Results of Operations section provides a detailed financial analysis of the Company’s operations.

5.	The Summary of Quarterly Results provides revenue and net income (loss) results for the past eight quarterly periods.

6.
The Liquidity, Capital Resources and Financial Condition section describes the Company’s cash position, working capital and off-balance sheet arrangements and outlines the significant factors affecting cash flow.

7.	The Risks and Uncertainties section identifies key risks associated with the Company’s business, projects and operations and discusses measures Pacific Rim has undertaken to mitigate these risks.

8.	The Environmental and Social Responsibility section discusses the Company’s approach to sustainability.

9.	The Outlook section discusses Pacific Rim’s plans for the remainder of the fiscal year.

10.	The Non-GAAP Measures section identifies non-GAAP performance measures used in this document and reconciles them to reported GAAP measures.

Forward-Looking Statements
Certain information set forth in this report contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties including but not limited to: the results of current or future exploration activities; the results of economic and environmental studies; market reaction to future exploration results; the Company’s anticipated strategies for growth; the finalization of proposed agreements; projected sources and amounts of cash flow; significant changes in metal prices; currency fluctuations; increases in production costs; differences in recovery rates from those expected; potential disruptions to residual leaching activities; general market and industry conditions; and other factors more particularly described in Pacific Rim Mining Corp.’s filings with the United States Securities and Exchange Commission (“SEC”).

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim Mining Corp.’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Pacific Rim will derive there from.

1. OVERVIEW

Pacific Rim is a revenue-generating gold exploration company with a joint venture interest in a heap leach gold operation in the United States and advanced and early-stage exploration projects in North, Central and South America. The Company utilizes cash flow from its 49% joint venture interest in the Denton-Rawhide gold heap leach operation in Nevada to explore, define and develop its exploration projects; primarily the El Dorado gold project in El Salvador. The Company is committed to growth and profitability through the discovery, development and operation of high-grade, low-cost gold mines.

Pacific Rim’s corporate goal is to become a highly profitable, growth-oriented, intermediate level gold producer. During the second quarter of fiscal 2005, the Company progressed toward this goal by: advancing the El Dorado gold project with additional drilling at the recently discovered South Minita and Nance Dulce gold zones; continuing work on the pre-feasibility study to determine the detailed economics of a proposed mining operation at the Minita deposit on the El Dorado project; and, submitting an Environmental Impact Study (“EIS”) for the El Dorado project. The Company anticipates commencing underground development activities, pending the results of the pre-feasibility study, at El Dorado during fiscal 2005.

At the Company’s flagship El Dorado gold project in El Salvador, step-out drilling along the South Minita and Nance Dulce gold zones, discovered during Q1 2005, extended the strike dimensions of each of these targets. Additional drill results received subsequent to the end of Q2 2005 indicate the South Minita gold zone has been defined over a strike length of 750 meters and the decision was made to commence definition drilling to define the vertical extent of the South Minita gold zone. This data will be used, if warranted, to conduct a resource estimate for South Minita, likely in mid-2005. The Nance Dulce gold zone has been defined over a strike length of 450 meters. Step out drilling along this structure continues.

Financial Highlights (all amounts in thousands of US dollars, except per share amounts)
	Three Months ended October 31, 2004 (Q2 2005)	Three Months ended October 31, 2003 (Q2 2004)	Six Months ended October 31, 2004	Six Months ended October 31 2003
Revenue	$2,828	$3,562	$6,268	$6,585
Operating Costs	$2,666	$3,694	$5,918	$6,841
Exploration expenditures	$1,993	$1,189	$3,878	$ 2,060
Net (loss) before unusual item	$(2,377)	$(1,830)	$(3,868)	$(3,340)
Net (loss) for the period	$(2,382)	$(1,743)	$(3,720)	$(3,072)
(Loss) per share - basic and diluted	$(0.03)	$(0.02)	$(0.05)	$(0.04)
Cash Flow provided by (used for) operating activities	$(267)	$1,246	$(803)	$ 717
Net increase (decrease) in cash	$(107)	$1,040	240	$591
Common shares outstanding (average)*	80,492,361	78,530,991	80,488,781	78,530,065
Fully diluted shares (average)*	85,463,094	85,108,874	85,405,681	86,423,345

	October 31, 2004	April 30, 2004
Cash and cash equivalents	$1,703	$1,463
Total assets	$10,132	$14,033
Total liabilities	$4,123	$4,415
Working Capital	$438	$3,033
*refer to Note 9 of the interim consolidated financial statements for details of the outstanding share data.

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Pacific Rim has not adopted any new accounting policies or implemented any accounting changes during Q2 2005. Readers are referred to the Company’s 2004 year end MD&A, and Note 2 of the Company’s 2004 annual financial statements for details regarding the Company’s critical accounting policies.

Use of Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management’s estimates of resources, inventories and reclamation costs are subject to risks and uncertainties that may affect its assessment of the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Pacific Rim utilizes the following key estimates in the preparation of its consolidated financial statements:

Resources
The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s resources at the time of the acquisition. The El Dorado resource estimate was filed as a National Instrument 43-101 (“NI 43-101”) technical report in October 2003 (see National Instrument 43-101 Disclosure section).

Inventories
The production inventories recorded in Pacific Rim’s consolidated financial statements represent the Company’s portion of heap leach gold inventories and gold in process at the Denton-Rawhide gold mine. The value of the heap-leach inventories was estimated by Pacific Rim’s joint venture partner and Denton-Rawhide mine operator, Kennecott Minerals Company (“Kennecott”). The heap leach inventory estimate is based on the tonnage and grade of ore placed on the heap leach pile less the amount of gold already recovered from the heap leach pile all at estimated recovery rates based on historical results.

Closure costs
Closure costs associated with the Denton-Rawhide gold mine are estimated by Kennecott and based on standard reclamation procedures employed at comparable sites and under comparable conditions. Closure and pension costs are addressed in Note 8 to the interim financial statements.

3. REVIEW OF OPERATIONS AND PROJECTS

Pacific Rim has one revenue-generating asset (the Denton-Rawhide gold heap leach operation in Nevada, USA), one advanced-stage exploration/development project (the El Dorado gold project in El Salvador), and one early-stage exploration project (the Aurora project in Nevada, USA). During Q2 2005 the Company terminated its option on the La Calera gold project in El Salvador and elected to let its Surefire project claims lapse.

The Company’s current business model is to utilize its cash flow from production at the Denton-Rawhide residual heap leach operation to fund exploration of its El Dorado and other gold projects. Pacific Rim’s corporate goal is to become a highly profitable, growth-oriented intermediate level gold producer through the discovery, development and operation of low-cost gold mines.

Operations
Pacific Rim is 49% owner of the Denton-Rawhide gold heap leach operation, located near Fallon, Nevada. Kennecott Rawhide Mining Company (“Kennecott”), a subsidiary of Rio Tinto Plc, is 51% owner and operator of the operation. The Denton-Rawhide operation ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase. Residual leaching involves the circulation of a leach solution through the heaps to dissolve the gold and silver. These precious metals are then precipitated from the solution with the addition of zinc oxide or adsorption on carbon. Dore is produced on site and the dore bars are then refined into gold and silver bullion at an independent refinery. The residual leaching and reclamation phase will continue for an indeterminate period of time, until all gold that is economically recoverable has been recovered, and reclamation activities are completed.

Gold and Silver Production
Pacific Rim’s share of production from the Denton-Rawhide mine during Q2 2005 was 5,854 ounces of gold and 55,913 ounces of silver at a total cash production cost (as calculated using industry standards) of $396 per ounce of gold produced. During Q2 2005, the heap leach inventory of gold ounces as calculated for accounting purposes (3,834 ounces at the end of Q1 2005), valued at $250 per ounce, was drawn down to nil. The Denton-Rawhide heap leach gold “inventory” was a conservative estimate of the number of ounces that would eventually be produced from the heap leach operation. However, an additional 2,020 ounces of gold were produced post inventory drawdown during the current quarter and the Company anticipates further gold production from Denton-Rawhide for the remainder of fiscal 2005 and beyond. Actual cash expended per ounce of gold produced in Q2 2005 was $227 per ounce. During the comparable period of fiscal 2004 (the three months ended October 31, 2003), Pacific Rim’s share of production was 7,313 ounces of gold and 58,344 ounces of silver at total cash production costs of $460 per ounce (actual cash cost of $195 per ounce).

For the six months ended October 31, 2004, Pacific Rim’s share of production from Denton-Rawhide was 11,642 ounces of gold and 132,562 ounces of silver at a total cash production cost of $437 per ounce (actual cash production cost of $225 per ounce), compared to 16,168 ounces of gold and 113,355 ounces of silver at a total cash production cost of $384 per ounce (actual cash production cost of $133 per ounce). Mine operating expenditures decreased during the first six months of fiscal 2005, compared to the first six months of fiscal 2004, but not as substantially as the drop in the number of gold ounces produced during the same time frame, leading to an increase in production costs period over period.

Gold prices increased markedly during the period August 1 to October 31, 2004, ranging from a low of $390.85 on August 5, 2004 to a high of $429.15 on October 25, 2004 with relatively little volatility. Between August 2, 2004 and October 29, 2004 (the first and last gold trading days of the Company’s second quarter of fiscal 2005, respectively), the gold price increased roughly 9% from $391.50 to $425.55.

Production Highlights

	Q2 2005	Q2 2004	Six Months 2005	Six Months 2004
Ounces gold produced*	5,854	7,313	11,642	16,168
Ounces silver produced*	55,913	58,344	132,562	113,355
Total cash production cost per ounce	$396	$460	$437	$384
Actual cash production cost**	$227	$195	$225	$133
Average realized gold price	$414	$381	$403	$372
Average actual gold price	$409	$373	$400	$363
*Pacific Rim’s 49% share of Denton-Rawhide production
**Total cash production cost less non-cash heap leach inventory “drawdown” cost (see Section 10 “Non-GAAP Measures”)

Gold production from Denton-Rawhide was roughly 20% lower for the second quarter of fiscal 2005 than in the comparable period of fiscal 2004. This decrease in production represents the natural decline in recovery that occurs in the residual leach phase of a heap leach operation. Production is anticipated to continue through the remainder of fiscal 2005, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward in six-month increments.

During Q2 2005, Kennecott re-contoured a portion of the heap leach pile. Production levels subsequently rebounded approximately 30% from their previous levels. The remainder of the pile is being re-contoured with further production boosts expected when this effort is completed.

Hedging
In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing activities, the Company has instituted a short-term hedging program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At August 1, 2004, Pacific Rim had 5,000 ounces of gold sold forward at an average price of $411 per ounce in contracts of 1,000 ounces per month with maturity dates extending to December 2004. A further 5,000 ounces of gold were sold forward during the period August 1 through October 31, 2004 at prices averaging $416 per ounce in one month contracts extending to March 2005. At October 31, 2004, the Company had 5,000 ounces of gold sold forward at an average price of $412 per ounce. Pacific Rim’s hedging program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

Agreements
In October 2004, Pacific Rim and Kennecott (joint venture partners at Denton-Rawhide) signed a Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV to utilize the Denton-Rawhide open pits as a landfill for non-hazardous municipal waste. In return, the Denton-Rawhide joint venture partners will receive tipping fees, which are estimated will provide Pacific Rim with US$103.6 million in cash over the next 40+ years and have an estimated net present value in 2005 of US $29 million. Subsequent to the end of Q2 2005, NRRG paid $0.5 million in earnest money being held in trust by the Denton-Rawhide joint venture partners. The agreement is expected to close on or before October 2006, subject to a number of conditions, and does not impact the continuation of residual leach gold production, which will proceed on course.

Exploration Projects

El Dorado Gold Project, El Salvador
The El Dorado Gold Project, located in El Salvador approximately 65 km northeast of the capital city San Salvador, is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim is 100% owner of the 75 square km El Dorado project, which consists of two exploration licenses which the Company is in the process of converting to exploitation permits. El Dorado is subject to a royalty of 3% of net smelter returns in favor of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado project hosts an epithermal bonanza vein system, comprising dozens of gold-bearing veins over an area roughly 12 km long by 4.5 km wide. A portion of one of these, the Minita vein system, was exploited in the mid-1900’s, producing roughly 78,000 ounces of gold at an average grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide mill.

An October 2003 resource estimate for the El Dorado project outlined a total measured and indicated resource of 821,000 ounces of gold in the Minita, Coyotera and Nueva Esperanza vein systems. The bulk of this is contained in the Minita deposit; a mineralized body that exists underneath the old mine workings. The

Minita deposit comprises a measured and indicated resource of 1.6 million tonnes averaging 11.4 g/t gold and 70.3 g/t silver, for a total of 585,000 ounces of gold and 3.6 million ounces of silver (see National Instrument 43-101 Disclosure section below for details of this resource estimate).

During Q2 2005, Pacific Rim concentrated on follow-up drilling of its new South Minita and Nance Dulce gold zones, discovered on the El Dorado project during the first quarter of fiscal 2005. Results from a total of 17 drill holes completed on the El Dorado project were announced during the period August 1 to October 31, 2004 and results for an additional 17 holes were reported subsequent to the end of the quarter. This drilling resulted in an expansion of the strike length of both new discoveries. The South Minita gold zone is currently outlined over a 750 meter strike length along the Minita vein (a strike dimension roughly 50% longer than the Minita deposit 450 meters to the north). Vein grades and widths encountered to date are of similar tenor to the Minita deposit. Pacific Rim has elected to commence definition drilling at the South Minita gold zone to investigate the vertical extent of this mineralized body and gather the data necessary to conduct a resource estimate, if warranted, in mid-2005. The Nance Dulce gold zone, located 4.5 km south of the 585,000 ounce Minita deposit, has been outlined over a strike length of 450 meters. In comparison to the Minita deposit, gold grades at Nance Dulce are higher but widths are narrower (often less than one meter). When diluted to mineable widths, the gold grades at Nance Dulce are of similar tenor to the Minita deposit. Pacific Rim is currently continuing to drill step-out holes along the Nance Dulce structure and plans to drill a number of deeper holes within the gold zone to test the vertical extent of this discovery. A full table of drill results from the El Dorado project is available on the Company’s website (www.pacrim-mining.com).

In March 2004, Pacific Rim contracted SRK Consulting of Denver, Colorado to complete a pre-feasibility study of the potential economics of underground mining of the Minita deposit. During the current quarter substantial progress was made on this study. A number of mining, sourcing and development scenarios were proposed by SRK, and Pacific Rim elected to have the contractors investigate a number of these scenarios in order to assess the most accurate and optimal economic evaluation for the Minita deposit. As a result, the study was not finalized during Q2 2005 as forecast in the Company’s 2005 first quarterly report MD&A. At present, finalization and public release of the Minita pre-feasibility study is expected in early 2005.

The pre-feasibility study will be based on exploiting the current Minita deposit only. In September 2004 Pacific Rim submitted an EIS for a 750 tonne per day operation to El Salvadoran regulatory agencies and can commence the permitting process for the construction of an access / haulage ramp upon regulatory approval of the EIS. The ramp will provide access to the Minita vein system for underground definition drilling required for a full feasibility study, and for production haulage.

In the coming quarter, Pacific Rim intends to continue to drill define the South Minita and Nance Dulce gold zones. Additional exploration drilling in the ongoing search for potential new resources on the El Dorado project will resume once these two high priority gold zones are fully evaluated.

The El Dorado project remains the cornerstone of Pacific Rim’s strategy for growth. Of the $2.0 million spent on exploration during Q2 2005, $1.9 million was expended on the El Dorado project, primarily on the on-going drill program, pre-feasibility study components and environmental studies.

La Calera Gold Project, El Salvador
In October 2004 Pacific Rim released the results from its Phase 2 reverse circulation drill program on the La Calera gold project, located roughly 10 km west of the Company’s El Dorado gold project in El Salvador. A Phase 1 core-drilling program completed in 2003 suggested the presence of a potentially bulk-mineable gold target at La Calera, and a ground magnetic geophysical survey conducted earlier in 2004 identified numerous targets for follow-up drilling. The Phase 2 reverse circulation drill program was designed to test these geophysical targets for their bulk-mineable gold potential.

The results of the Phase 2 reverse circulation program are generally lower grade and less continuous than hoped, and do not, in the Company’s opinion, warrant further work expenditures at this time. As a result, Pacific Rim has elected to terminate its option on the La Calera gold project.

Aurora Project, Nevada
The Aurora project consists of 81 claims in the historic Aurora District, Nevada, bordering Metallic Ventures’ Esmeralda Mine. Aurora is being acquired under a Purchase Option Agreement. Under the terms of this agreement, Pacific Rim can earn a 100% interest in the Aurora project by making staged payments totaling $850,000 at maximum annual payments of $75,000. A 3% NSR was granted to the owners, 2/3 of which can be bought back for $2 million.

The Aurora District is located along the prolific Walker Lane gold belt and has reserves and historic production of 1.8 million ounces of gold in high-grade bonanza veins. During the second quarter of fiscal 2005, Pacific Rim continued its mapping and target generation program on the Aurora project. The Company intends to drill test the Aurora property, pending the receipt of all necessary permits, which may or may not be received during fiscal 2005 as anticipated in the Company’s Q1 2004 MD&A.

Andacollo Gold Mine, Chile
Pacific Rim’s Chilean operating subsidiary, Compania Minera Dayton (“CMD”) is owner of the Andacollo gold mine located in central Chile. The Andacollo mine is closed and subject to a creditors’ protection plan. CMD is in the process of reclaiming the mine site, disposing of the mine assets and settling its outstanding liabilities under the creditors’ plan (see Note 1c to the Company’s 2004 annual consolidated financial statements).

In March 2004, Pacific Rim signed a letter of intent to sell CMD to MCK Mining Corporation (“MCK”) of Vancouver. A final Purchase Agreement was expected to be signed by December 15, 2004. On December 6, Pacific Rim announced that MCK terminated negotiations on the proposal and a final agreement would not be forthcoming. The Company expects to receive a $0.1 million purchaser’s deposit currently held in escrow, pending clarification of the escrow terms. The expected receipt of this money has not been reflected in the Company’s Q2 2005 financial statements. Pacific Rim intends to pursue alternate opportunities for monetizing the assets held by CMD.

4. RESULTS OF OPERATIONS

For the three month period ended October 31, 2004, Pacific Rim recorded a net loss of $2.4 million or $0.03 per share, compared to a net loss and loss per share of $1.7 million and $0.02 per share recorded in the second quarter of fiscal 2004. The increase in net loss is primarily due to lower revenues from gold sales ($2.8 million in Q2 2005 compared to $3.6 million in Q2 2004), partially offset by lower operating costs in Q2 2005 compared to Q2 2004 ($2.7 million and $3.7 million respectively), and an $0.8 million increase in exploration expenditures during the current quarter ($2.0 million for Q2 2005 and $1.2 million for Q2 2004. Net loss before unusual items was $2.4 million in Q2 2005 compared to $1.8 million in Q2 2004. The Company received $0.1 million in creditor repayments from CMD related to residual leach activities during Q2 2004 with no similar receipts on Q2 2005.

Net loss for the six months ended October 31, 2004 was $3.7 million, compared to $3.1 million for the six months ended October 31, 2003, or $0.05 and $0.04 per share respectively. Revenues from gold production were similar for both periods ($6.3 million and $6.6 million for the first six months of fiscal 2005 and fiscal 2004 respectively). Operating costs were $0.9 million lower during the first six months of fiscal 2005 compared to the same period the year earlier ($5.9 million and $6.8 million respectively). A gain on the sale of equipment from the Denton-Rawhide operation of $0.9 million during the six month period ended October 31, 2004, for which there is no comparable item during the six month period ended October 31, 2003 led to a $1.3 million increase in operating income period over period ($0.4 million in the first six months of fiscal 2005 compared to $(0.9) million in the same period of fiscal 2004). This increase in operating income was offset by a $1.8 million increase in exploration expenditures for the six months ended October 31, 2004 compared to the six months ended October 31, 2003 ($3.9 million and $2.1 million respectively). The essentially balanced increases in operating income and exploration expenditures during the first six months of fiscal 2005 led to the marginal $0.6 million increase in net loss for the period compared to the same 6 month period the year earlier.

Revenue
Revenue, consisting of the sale of gold from the Denton-Rawhide operation, was $2.8 million for Q2 2005, compared to $3.6 million during the comparable period of fiscal 2004. The decrease in revenue is due to a decrease in the number of gold ounces produced and sold during the current period compared to earlier period, offset in part by an improvement in the price received on gold sold during Q2 2005 (an average price of $414 per ounce for Q2 2005 compared to $381 per ounce for the same period of fiscal 2004) and increased silver sales revenues for Q2 2005 compared to Q2 2004 related to improved sales prices for silver.

Mine operating costs at Denton-Rawhide were $2.7 million in the second quarter of fiscal 2005, compared to $3.7 million in the comparable period of fiscal 2004; a reduction of $1.0 million. The substantial decrease in mine operating costs is due to the lower expenditures associated with residual leaching activity during Q2 2005 compared to those associated with residual leaching plus the windup of active mining functions that occurred in the same period of fiscal 2004. This improvement in operating costs offset the decrease in revenues during Q2 2005, leading to a mine operating loss of $0.2 million in Q2 2005 compared to a loss of $0.4 million during Q2 2004.

Expenses
Net non-operating expenses increased during Q2 2005 to $2.2 million, compared to $1.4 million for Q2 2004. The current quarter’s expenses reflect higher exploration expenditures ($2.0 million in the second quarter of fiscal 2005 compared to $1.2 million in the second quarter of fiscal 2004) related primarily to the Company’s increased exploration activities and pre-development activities on its El Dorado gold.

5. SUMMARY OF QUARTERLY RESULTS

Summary of Quarterly Results* (all amounts in thousands of US dollars, except per share amounts)
	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003
Revenue	$2,828	$3,440	$2,237	$3,318	$3,562	$3,023	$2,589	$3,720
Net income (loss)	$(2,382)	$(1,338)	$(2,451)	$(1,336)	$(1,743)	$(1,329)	$(1,995)	$(337)
Net income (loss) per share basic and diluted	$(0.03)	$(0.02)	$(0.03)	$(0.02)	$(0.02)	$(0.02)	$(0.03)	$(0.00)
*unaudited

There are no obvious trends in quarterly results for Pacific Rim, nor does the Company experience any seasonality in its revenues. Revenues are a function of production levels from the Denton-Rawhide operation, which have generally declined over the last eight quarters, and the price of gold, which has generally risen, albeit with volatility, over the past eight quarters. Net income (loss) has been relatively stable, although exploration expenditures have trended higher over the past eight quarters. Variability in net income (loss) is otherwise a function of unusual or extraordinary events and expenses within the quarter.

6. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Liquidity
Pacific Rim’s net cash position decreased by $0.1 million during Q2 2005, from $1.8 million at July 31, 2004 to $1.7 million at October 31, 2004. This decrease is a result of a negative operating cash flow of $0.3 million, offset in part by $0.1 million in cash flow provided by investing activities.

Pacific Rim’s cash position (including cash equivalents) increased by $0.2 million from the Company’s 2004 fiscal year end at April 30, 2004 to the end of Q2 2005 at October 31, 2004. This increase in cash and cash equivalents over the first six months of fiscal 2005 reflects net cash flow from Denton-Rawhide of $4.7 million offset by cash outlays totaling $4.5 million ($3.9 million in exploration expenditures and $0.6 million in general and administrative costs).

Cash Flow Provided By (Used For) Operating Activities
Cash flow (used for) operating activities was $(0.3) million in the second quarter of fiscal 2005, a substantial reduction from the $1.2 million provided by operating activities during the second quarter of fiscal 2004. The decrease in operating cash flow for Q2 2005 compared to Q2 2004 primarily results from a $0.3 million reduction of cash flows from the Denton-Rawhide mine combined with a $0.8 million increase in exploration spending and no creditor repayments from CMD.

For the first six months of fiscal 2005, cash flow provided by (used for) operating activities decreased by $1.5 million, from $0.7 million for the period ended October 31, 2003 to $(0.8) million for the period ended October 31, 2004. The difference is attributable primarily to a $1.8 million increase in exploration expenditures period over period.

Cash Flow Provided by (Used For) Investing Activities
Cash flow provided by investing activities was $0.1 million during Q2 2005, compared to $(0.2) million used for investing activities in Q2 2004. This increase reflects $0.3 million of purchases of property, plant and equipment for the Denton-Rawhide operation during the second quarter of fiscal 2004 for which there is no comparable item in the current quarter.

For the first six months of fiscal 2005, cash flow provided by (used for) investing activities increased by $1.1 million, from $(0.2) million for the three months ended October 31, 2003 to $0.9 million for the three months ended October 31, 2004. The difference is primarily a result of $0.3 million expended on the purchase of property, plant and equipment during the first half of fiscal 2004 for which there is no comparable item in the corresponding period of fiscal 2005, and $0.9 million in proceeds from the sale of property plant and equipment in the first half of fiscal 2005 for which there is no comparable item in the corresponding period the year earlier.

Cash Flow Provided by Financing Activities
There were no financing activities in either of Q2 2005 or Q2 2004.

Capital Resources and Financial Condition
Pacific Rim’s cash, cash equivalents and bullion (in the Company’s view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) decreased from $2.8 million at April 30, 2004 to $2.3 million at October 31, 2004. Heap leach and gold in process inventories, comprised mainly of the cost to place gold on the heap leach pile, were substantially reduced, to $0.4 million at October 31, 2004, from $2.9 million at April 30, 2004, as gold was recovered from the Denton-Rawhide heap leach pile over the course of the first six months of fiscal 2005. At October 31, 2004, the book value of Pacific Rim’s total assets stood at $10.1 million, compared to $14.0 million at April 30, 2004. This decrease is primarily due to the reduction in heap leach inventories at Denton-Rawhide as well as a decrease in bullion inventory (from $1.3 million at April 30, 2004 to $0.55 million at October 31, 2004.

At July 31, 2004, Pacific Rim had current liabilities of $2.3 million, compared to $2.8 million at year-end 2004. Fiscal 2005 current liabilities include a $0.8 million loan payable (due December 31, 2004) to Kinross Gold Corporation related to the Company’s purchase of 49% of the Denton-Rawhide mine. Pacific Rim has no long-term debt.

A $2.5 million reduction in current inventories and a $0.7 million decrease in bullion inventory, offset in part by a $0.2 million increase in cash and cash equivalents and a $0.5 million decrease in current liabilities were the main contributors to the $2.6 million decline in working capital, from $3.0 million at the end of fiscal 2004, to $0.4 million at the end of Q2 2005 (October 31, 2004). Pacific Rim is unable to reliably forecast long term production levels, revenue or cash flow from the Denton-Rawhide gold mine due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. For the purposes of exploration budgeting, Pacific Rim forecasts its cash flow from Denton-Rawhide for no more than 6 months in advance. The Company anticipates having sufficient cash flow during the third quarter of fiscal 2005 to continue its exploration programs and fund administrative overhead costs. If, as expected, the

Company decides to commence construction of an access / haulage ramp at El Dorado during the current fiscal year, equity and/or bank financing will be required.

Off-balance sheet arrangements
Pacific Rim, as a creditor of CMD, received no payments during Q2 2005. This compares to a $0.1 million repayment during the comparable period of fiscal 2004. The Company is owed a further $0.4 million by CMD under its creditors’ plan. The eventual recovery of such amounts is uncertain and therefore this off-balance sheet arrangement has not been recorded as a receivable of the Company as at October 31, 2004. In March of 2004, the Company agreed to the sale of the shares of the subsidiary that owns the shares of CMD to an unrelated party for $5 million and 4,000,000 shares of the purchaser over four years. The proposed completion date of this agreement was December 15, 2004. Subsequent to the end of the current quarter, the Company has been advised that the sale transaction will not be completed and $0.1 million held in escrow is being released to the Company.

Contractual Obligations
The Company is committed to payments under operating leases for office premises and a photocopier, through to 2009 and 2008 respectively, of approximately $40,000 and $3,600 per year as set out in note 12a to the 2004 annual financial statements. The following table lists as of April 30, 2004, information with respect to the Company’s known contractual obligations.

Contractual Obligations (in thousands of US dollars)
	Payments due by period
	Total	< 1 year	1- 3 years	3 - 5 years	> 5 years
Debt Obligations	$828	$828	0	0	0
Operating Lease Obligations	$203.5	$68.3	$90.8	$44.4	0
Accounts payable and accrued liabilities	$1,252	$1,252	0	0	0
Accrued closure costs	$2,043	$245	$630	$550	$618
Total	$4,326.5	$2,393.3	$720.8	$594.4	$618

7. RISKS AND UNCERTAINTIES

Reliance on Denton-Rawhide
Pacific Rim’s sole revenue-generating asset is its 49% non-operating interest in the Denton-Rawhide heap leach operation in Nevada, currently in the residual leach and reclamation phase. The Company’s profitability and capacity to generate positive cash flow is directly related to the prevailing market price for gold and silver, the Company’s share of production from this operation and the ability of the Denton-Rawhide operator to control the costs of production.

As expected, production at Denton-Rawhide has shown an overall decrease as the operation progresses through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company’s control, Pacific Rim is unable to reliably estimate its share of gold production from Denton-Rawhide for the remainder of fiscal 2005 or beyond.

Gold Price
Pacific Rim’s revenues and available cash flow are closely linked to the price of gold, which is affected by numerous factors beyond the Company’s control including: the exchange rate of the US dollar relative to other major currencies; global political and economic conditions; central bank sales; producer hedging and de-hedging activities; and, global and regional demand. In order to mitigate the Company’s exposure to volatility in the gold price, which could impact its ability to conduct its exploration programs in a systematic and progressive manner, Pacific Rim sells forward up to 50% of its share of the anticipated monthly gold production from the Denton-Rawhide mine in month-by-month contracts with maturity dates extending no more than 6 months into the future.

Exploration and Development
Pacific Rim’s growth is dependent on its success in identifying, exploring, advancing, defining, and developing its exploration projects in pursuit of its goal of becoming a highly profitable intermediate level gold producer. The Company expects to incur considerable costs on its ongoing exploration programs and on the initial stages of development at El Dorado when a decision is made to commence construction of an access / haulage ramp. Pacific Rim’s ability to conduct these exploration and development programs depends on the amount of free cash flow generated by the Denton-Rawhide heap leach operation, and the Company’s ability to raise money through public and/or private financing. The results of the Company’s ongoing exploration programs may warrant additional expenditures and there can be no assurance that Pacific Rim will be able to secure adequate financing, under favorable terms, to advance its projects accordingly. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the Company’s El Dorado gold project.

The El Dorado property comprises two exploration licenses totaling 7,500 hectares, which expire in December 2004. In order to maintain its mineral rights to the El Dorado property, Pacific Rim must convert the exploration licenses to exploitation concessions. This conversion is granted at the discretion of the government. Pacific Rim has prepared and submitted, or is in the process of submitting, all of the documents required for the conversion of the licenses; however, there can be no assurance that these documents will be approved prior to the expiration of the exploration licenses. Pacific Rim has received assurances from the El Salvadoran Division of Mines and Hydrocarbons (Ministry of Economy) that the conversion of the exploration licenses to an exploitation concession will not be jeopardized by lack of timely approval of the required documents.

Operations
Mining operations are generally subject to a number of risks and potential hazards, including operating accidents, labor disputes and unanticipated environmental occurrences. The Denton-Rawhide joint venture is insured against typical mining-related risks that are economically insurable, however, there are no assurances that this insurance will provide adequate coverage under all circumstances.

Regulatory
Pacific Rim’s various mining operations and exploration and development projects are subject to local federal, provincial, state and municipal laws and regulations that govern prospecting, exploration, mineral title and tenure, development, production, the environment, taxes, labor standards, occupational health and safety, mine safety and other matters. Such laws are subject to revision and can become more rigorous and their compliance more costly, although Pacific Rim is not aware at this time of any proposed changes to these laws or regulations that would have a material impact on the financial condition of the Company. The Company believes it is in compliance with the laws and regulations in all of the jurisdictions in which it operates and relies on the expertise of its management team, employees, consultants and contractors to ensure such compliance.

Other
Readers are referred to the Company’s fiscal 2004 Annual Information Form and 20F filings for additional information regarding risk factors.

8. ENVIRONMENTAL AND SOCIAL RESPONSIBILITY

Environmental
Pacific Rim recently submitted an EIS for a 750 tonne per day operation at the El Dorado gold project in El Salvador, and continues to collect baseline environmental data from the project area. The Company is committed to the principal of sustainability and conducts all of its exploration programs so as to minimize any impact on the environment.

A trust fund of $3.1 million (fair market value of $3.4 million) as of October 31, 2004, has been established to fund Pacific Rim’s portion of the reclamation costs associated with closure of the Denton-Rawhide operation in Nevada. Current reclamation work is being funded primarily from operating cash flow, with $0.7 million in reclamation expenditures (Pacific Rim’s portion) made during Q2 2005 and further reclamation expenditures totaling $0.2 million anticipated to be spent at Denton-Rawhide in the remainder of fiscal 2005. A further $1.5 million in estimated closure costs are expected in future years. No further trust funding is anticipated. A closure plan for the Denton-Rawhide mine has been submitted to the Bureau of Land Management and the Nevada Department of Environmental Protection for approval.

Under the terms of the Denton-Rawhide landfill agreement Pacific Rim and Kennecott, as joint venture partners, will retain certain obligations, including environmental liabilities, related to mining on the property conveyed to the purchaser, whilst the purchaser will accept all obligations and liabilities, including environmental liabilities, related to the future impact of the landfill. Refer to Note 8 to the interim consolidated financial statements for details of the Denton-Rawhide closure fund.

As part of the Andacollo closure plan, CMD holds $2.2 million in term deposits to provide funding for future expenditures related to closure of the mine. These funds were derived from the sale of the Andacollo mine assets and from the sale of gold produced in the mine’s continuing and final stages of residual leach operations. The reclamation plan at the Andacollo mine in Chile conforms to North American practices.

Community Relations
Pacific Rim Mining Corp. is committed to providing long term, sustainable benefits to the communities in which it operates and to sharing its success with local stakeholders. Please refer to the Company’s 2004 annual report for a discussion of community benefit initiatives being undertaken by Pacific Rim in the towns and villages in and around the Company’s El Dorado gold project.

9. OUTLOOK

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through fiscal 2005 and beyond, with a continued decline in production rates as the operation progresses through the residual leaching phase. The Company is unable to reliably forecast production levels from the Denton-Rawhide heap leach operation for the remainder of fiscal 2005. Total cash costs per ounce of gold are expected to converge with the “actual cash production cost” now that the conservatively estimated accounting heap leach inventory is completely drawn down.

Available funds will continue to be spent primarily on the El Dorado gold project in El Salvador. The Company expects to issue the results of its pre-feasibility study for the Minita resource in early 2005. Management expects a positive outcome from the pre-feasibility study. However, a final decision regarding the commencement of construction of an access / haulage ramp on the property will be made once the Company is able to evaluate the detailed economics outlined in the study and will further depend on obtaining the required environmental permits and sufficient financing to proceed. An EIS has been submitted to El Salvadoran regulatory agencies in preparation for this permitting process. During the remainder of fiscal 2005 Pacific Rim intends to continue its on-going exploration drill program at El Dorado in the search for additional gold resources, concentrating in particular on the South Minita and Nance Dulce gold zones.

10. NON-GAAP MEASURES

This document includes certain non-GAAP performance measures including “total cash production costs” and “actual cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Unit Costs (in thousands of US dollars except gold ounces and cost per ounce)

Fiscal 2004	Total Cash Production Costs to October 31, 2003		Actual Cash Production Costs to October 31, 2003
	3 months ended	6 months ended	3 months ended	6 months ended
Operating costs	$3,694	$6,841	$3,694	$6,841
Silver credits realized	$(328)	$(639)	$(328)	$(639)
Inventory change	n/a	n/a	$(1,937)	$(4,047)
Cost base for calculation	$3,366	$6,202	$1,429	$2,155
Gold ounces produced	7,313	16,168	7,313	16,168
Cost base per gold ounce produced	$460	$384	$195	$133

Fiscal 2005	Total Cash Production Costs to October 31, 2004		Actual Cash Production Costs to October 31, 2004
	3 months ended	6 months ended	3 months ended	6 months ended
Operating costs	$2,666	$5,918	$2,666	$5,918
Silver credits realized	$(345)	$(832)	$(345)	$(832)
Inventory change	n/a	n/a	$(993)	$(2,469)
Cost base for calculation	$2,321	$5,086	$1,328	$2,617
Gold ounces produced	5,854	11,642	5,854	11,642
Cost base per gold ounce produced	$396	$437	$227	$225

Additional Sources of Information

Additional sources of information regarding Pacific Rim Mining Corp. include the Company’s: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 20-F filing (available at www.sec.gov); and website www.pacrim-mining.com.

National Instrument 43-101 Disclosure

Mr. William Gehlen supervises Pacific Rim’s exploration work on the El Dorado and La Calera projects. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange.

Details of the El Dorado project, including geology, drill results and resource estimates are presented in a technical report prepared for Pacific Rim Mining Corp. by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., (both Qualified Persons as defined in National Instrument 43-101) entitled “Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador”, dated November 26, 2003 and publicly available on SEDAR.

Mineral Resources, and a note to US Investors

The terms “indicated resource and “measured resource” used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves. Mineral resources are not “reserves” as they have not been demonstrated to be economically and legally extractable. It should not be assumed that all or any part of a “indicated resource” or “measured resource” will ever be converted to a “reserve”.

“Indicated resource” and “measured resource” are not defined terms under United States Standards. The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that contain “reserves” (the part of a mineral deposit that can be economically and legally extracted or produced). As such, this report may not be comparable to similar information made public by the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, which is available by contacting the Company, or on the EDGAR section of the SEC website (www.sec.gov).

This MD&A was approved by Pacific Rim Mining Corp.’s board of directors, as recommended by the audit committee, on December 14, 2004.